U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 12b-25

                       NOTIFICATION OF LATE FILING

                                        SEC File Number: 0-768
                                        Cusip Number:
           (Check One):

        [XX] Form 10-K and Form 10-KSB          [  ] Form 20-F
        [  ] Form 11-K                          [  ] Form 10-Q and Form 10-QSB
        [  ] Form N-SAR

        For Period Ended: December 31, 1998

        [  ]    Transition Report on Form 10-K
        [  ]    Transition Report on Form 20-F
        [  ]    Transition Report on Form 11-K
        [  ]    Transition Report on Form 10-Q
        [  ]    Transition Report on Form N-SAR
	For the Transition Period Ended:_________________

        Read attached Instruction Sheet Before Preparing Form.
        Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
        ___________________________________

        Part I - Registrant Information

        Garment Capitol Associates
        Full Name of Registrant

        _____________________________
        (Former Name if Applicable)

        60 East 42nd Street
        Address of Principal Executive Office
        (Street and Number)

        New York, New York 10165
        City, State and Zip Code


        Part II - Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
            [ effort or expense;
            [
            [ (b)    The subject annual report, semi-annual report,
            [ transition report on Form 10-K, Form 20-F, 11-K or Form
            [ N-SAR, or portion thereof will be filed on or before the
        [X] [ fifteenth calendar day following the prescribed due date; or
            [ the subject quarterly report or transition report on Form
            [ 10-Q, or portion thereof will be filed on or before the
            [ fifth calendar day following the prescribed due date; and
            [
            [ (c)    The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.

        Part III - Narrative

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20- F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


	Awaiting additional information needed to update certain financial disclosures.

        Part IV - Other Information

        (1) Name and telephone number of person to contact in regard to this notification

                   Mark Labell, Esq.             (212) 850-2677
                     (Name)                  (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [XX] Yes        [  ] No


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        (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [  ] Yes        [XX] No

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Garment Capitol Associates
                    (Name of Registrant as specified in charter)


             has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to a Power of Attorney, dated April 10, 1996, and attached hereto as Exhibit 1.

             Date: March 29, 1999


					GARMENT CAPITOL ASSOCIATES
						(Registrant)

					By /s/Stanley Katzman
				  	      Stanley Katzman,
                                               Attorney-in-Fact











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                                                             EXHIBIT 1

                        GARMENT CAPITOL ASSOCIATES

                              FILE NO. 0-768

                            POWER OF ATTORNEY

          We, the undersigned general partners of Garment Capitol Associates ("Associates"), hereby severally constitute and appoint Stanley Katzman and Richard A. Shapiro and each of them, individually, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names and in the capacities indicated below on behalf of Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934.
        Signature               Title              Date

    /s/Peter L. Malkin
       Peter L. Malkin            General Partner    April 10, 1996

    /s/Thomas N. Keltner, Jr.
       Thomas N. Keltner, Jr.     General Partner    May 14, 1998

    /s/Richard A. Shapiro
       Richard A. Shapiro         General Partner    May 14, 1998













        STATE OF NEW YORK       )
				: ss.:
        COUNTY OF NEW YORK      )

		On the 10th day of April, 1996 before me personally came PETER L. MALKIN to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.
						/s/Notary Public
                                                   NOTARY PUBLIC


        STATE OF NEW YORK       )
				: ss.:
        COUNTY OF NEW YORK      )

		On the 14th day of May, 1998 before me personally came THOMAS N. KELTNER, JR. AND RICHARD A. SHAPIRO, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

                                                /s/Notary Public
                                                   NOTARY PUBLIC











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